04030507

Via Airmail

82-[4089]

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUN 15 2004
THOMSON
FINANCIAL

RECEIVED
JUN 01 2004

SUPPL

May 14, 2004
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First Quarter 2004.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, + 43-1-798 6901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler

Sabrina Kaiser

Enclosures
cc: Antonio D'Amico, Esq.

Dlw 6/15

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces results for the First Quarter of 2004:

- **Order intake sets new record**
- **Increase in sales and earnings**
- **Further growth expected for 2nd quarter**

Vienna, 14 May 2004 – The production companies of the Böhler-Uddeholm Group reported record order intake during the first quarter, with a 31% increase from 270.1 m€ in the comparable prior year period to 353.9 m€ for the first three months of 2004. This significant growth resulted from an acquisition in the Welding Consumables Division, which was not included in the first quarter of 2003, and from noticeable recovery on key markets. In Germany and other European countries as well as on markets in Asia and South America, demand rose above the prior year level. For the first time in a number of years, Böhler-Uddeholm also registered signs of improvement in the USA.

Sales reported by the Böhler-Uddeholm Group rose from 362.0 m€ for the first three months of 2003 by 15% to 416.4 m€ in the first quarter of 2004. However, it should be noted that the recently acquired Villares Metals S.A. is not included in the results for the first quarter of 2004. EBIT for the reporting period totalled 31.4 m€, which represents an increase of 17% over the comparable prior year value of 26.9 m€. The EBIT margin equalled 7.5%, versus 7.4% in the prior year. Earnings for the reporting period were negatively affected by high raw material prices, but energy costs stabilized in comparison to recent quarters.

Earnings before tax improved from 21.1 m€ by 12% to 23.7 m€. The tax rate for the Böhler-Uddeholm Group equalled 35% for the first three months of 2004, unchanged to the comparable previous year period. Net income for the period totalled 14.9 m€, for an increase of 12% over the comparable 2003 figure of 13.3 m€.

Overview of Core Business Areas

During the first three months of 2004, the *High Performance Metals Division* was able to increase sales, earnings and order intake. A stable upward trend took hold, in particular on markets in Asia, South America, South Africa and Germany. This division recorded a noticeable improvement across all major product segments – tool steel, high-speed steel and special steel – whereby this trend was most apparent in the areas of powder-metallurgy steels and ESR grades. The production companies of this division were confronted with a further rise in the cost of scrap and alloys, but Böhler-Uddeholm was to offset these higher costs with price increases. At this time, the operating environment in the steel industry favours further initiatives by the High Performance Metals Division to raise prices.

The *Welding Consumables Division* reported an improvement in sales, earnings and order intake for the first quarter of 2004, which was the result of organic growth as well as an acquisition in the prior year. The driving factors in industry markets were pipeline construction, higher demand for liquid natural gas tanks, shipbuilding and increased contracts for maintenance and repair welding. On a regional basis the reporting period showed stable development in all core markets, but there were not yet signs of sustainable economic recovery. However, rising demand was noted on markets in China, the Near East and Eastern Europe. The Welding Consumables Division was also affected by strong increases in the costs of raw materials, but was able to increase the price level for welding products while holding sales volumes at a stable level.

After record results for the 2003 Business Year, the *Precision Strip Division* closed the first quarter of 2004 with a moderate decline in sales and earnings. One reason for this development was the unfavourable Euro-US Dollar exchange rate in comparison to the first three months of 2003. This division records roughly one-third of its sales in the Dollar-region or in markets whose currencies are closely linked to the Dollar. Opportunities for price increases in these countries are limited because this could weaken the competitive position of Böhler-Uddeholm products. Overall, the Precision Strip Division was only partly able to offset the sharp rise in raw material costs with price increases. Furthermore, the rule die steel segment recorded a substantial decline in demand. In contrast, order intake for strip steels for saws rose markedly over the first three months of 2003.

For the *Special Forgings Division*, the first quarter of 2004 was characterized by significantly higher demand. The business cycle for this division reached the turnaround point after a difficult year in 2003. Order intake rose by 87% over the comparable prior year period, supported by rising demand in both the aircraft and energy industries. Sales remained slightly below the 2003 level, primarily as a result of the unfavourable Euro-US Dollar exchange rate. This business unit records roughly 50% of its sales in the Dollar-region. First quarter earnings showed an improvement over the comparable prior year period. The quick implementation of cost savings programs in 2003 had a positive effect in the first three months of this year.

Outlook

For the second quarter of 2004, the Management Board of Böhler-Uddeholm AG expects a further improvement in the economic climate on key markets and solid demand in the Asian region. Price increases for Böhler-Uddeholm products will also have a positive effect on earnings. In addition, Villares Metals will be included in the consolidated financial statements of Böhler-Uddeholm for the first time in the second quarter of this year.

Measures are underway to integrate the Brazilian specialty steel producer into the Böhler-Uddeholm Group, and Villares Metal's new Management Board – consisting of Franz Struzl, Herwig Petschenig and Marcos Stuart – has already started work. The company is market leader in Latin America for tool steel, high-speed steel and valve steel, and will strengthen the Group's positions with respect to core products as well as in an important growth market.

For the first half of 2004, the management of Böhler-Uddeholm expects an improvement in sales and earnings over the prior year.

Increase in Dividend
In accordance with a recommendation of the Management Board, the Annual General Meeting on 3 May 2004 approved an increase in the dividend from 2.30 € to 2.50 € per share. This represents a payout ratio of 47% and, compared to the stock price at year-end 2003, a dividend yield of 4.7%. Management has confirmed its goal to also maintain an attractive distribution ratio between 40 and 50% of net income in the future.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Phone:(+43-1)798 69 01/707

The complete Report on the First Quarter of 2004 is available under www.bohler-uddeholm.com

Key Figures in Overview

in m€	1-3/2003	**1-3/2004**	Change
Sales	362.0	416.4	+15%
EBITDA	44.6	50.4	+13%
EBITDA margin	*12.3%*	*12.1%*	
Earnings before interest and tax (EBIT)	26.9	31.4	+17%
EBIT margin	*7.4%*	*7.5%*	
Earnings before tax (EBT)	21.1	23.7	+12%
Net income for the period	13.3	14.9	+12%
Order intake	270.1	353.9	+31%
Order backlog	265.3	301.3	+14%
Employees	9,303	10,189	+10%

Order intake sets new record

Increase in sales and earnings

Further growth expected for 2nd quarter

BÖHLER UDDEHOLM

materializing *visions*

JANUARY - MARCH	**2004** in m€	**2003** in m€	**Change**
Net sales	416.4	362.0	+15%
EBITDA	50.4	44.6	+13%
EBIT	31.4	26.9	+17%
Earnings before tax (EBT)	23.7	21.1	+12%
Net income	14.9	13.3	+12%
Cash flow before capital changes	32.1	31.2	+3%
Capital expenditure	12.5	11.0	+14%
Order intake[1]	353.9	270.1	+31%
Order backlog[1]	301.3	265.3	+14%
Employees	10,189	9,303	+10%

1) at the production companies

——— The production companies of the BÖHLER-UDDEHOLM Group reported record order intake during the first quarter, with a 31% increase from 270.1 m€ in the comparable prior year period to 353.9 m€ for the first three months of 2004. This significant growth resulted from an acquisition in the Welding Consumables Division, which was not included in the first quarter of 2003, and from noticeable recovery on key markets. In Germany and other European countries as well as on markets in Asia and South America, demand rose above the prior year level. For the first time in a number of years, BÖHLER-UDDEHOLM also registered signs of improvement in the USA.

Sales reported by the BÖHLER-UDDEHOLM Group rose from 362.0 m€ for the first three months of 2003 by 15% to 416.4 m€ in the first quarter of 2004. However, it should be noted that the recently acquired Villares Metals S.A. is not included in the results for the first quarter of 2004. EBIT for the reporting period totalled 31.4 m€, which represents an increase of 17% over the comparable prior year value of 26.9 m€. The EBIT margin equalled 7.5%, versus 7.4% in the prior year. Earnings for the reporting period were negatively affected by high raw material prices, but energy costs stabilized in comparison to recent quarters.

Earnings before tax improved from 21.1 m€ by 12% to 23.7 m€. The tax rate for the BÖHLER-UDDEHOLM Group equalled 35% for the first three months of 2004, unchanged to the comparable previous year period. Net income for the period totalled 14.9 m€, for an increase of 12% over the comparable 2003 figure of 13.3 m€.

OVERVIEW OF CORE BUSINESS AREAS.

——— During the first three months of 2004, the High Performance Metals Division was able to increase sales, earnings and order intake. A stable upward trend took hold, in particular on markets in Asia, South America, South Africa and Germany. This division recorded a noticeable improvement across all major product segments – tool steel, high-speed steel and special steel – whereby this trend was most apparent in the areas of powder-metallurgy steels and ESR grades. The production companies of this division were confronted with a further rise in the cost of scrap and alloys, but BÖHLER-UDDEHOLM was to offset these higher costs with price increases. At this time, the operating environment in the steel industry favours further initiatives by the High Performance Metals Division to raise prices.

The Welding Consumables Division reported an improvement in sales, earnings and order intake for the first quarter of 2004, which was the result of organic growth as well as an acquisition in the prior year. The driving factors in industry markets were pipeline construction, higher demand for liquid natural gas tanks, shipbuilding and increased contracts for maintenance and repair welding. On a regional basis the reporting period showed stable development in all core markets, but there were not yet signs of sustainable economic recovery. However, rising demand was noted on markets in China, the Near East and Eastern Europe. The Welding Consumables Division was also affected by strong increases in the costs of raw materials, but was able to increase the price level for welding products while holding sales volumes at a stable level.

After record results for the 2003 Business Year, the Precision Strip Division closed the first quarter of 2004 with a moderate decline in sales and earnings. One reason for this development was the unfavourable Euro-US Dollar exchange rate in comparison to the first

BALANCE SHEET	31/3/2004 in k€	31/12/2003 in k€
ASSETS		
A. Non-current assets		
I. Property, plant and equipment	526,131.5	529,399.9
II. Goodwill	36,848.6	37,931.8
III. Other intangible assets	8,601.9	8,531.2
IV. Investments in associates	114.5	114.5
V. Other financial assets	92,539.6	32,870.0
VI. Deferred tax assets	46,300.8	45,897.3
	710,536.9	**654,744.7**
B. Current assets		
I. Inventories	550,315.3	519,819.1
II. Accounts receivable from trade	347,068.1	295,062.2
III. Accounts receivable from affiliated companies	4,450.9	4,678.5
IV. Other receivables	36,055.8	41,174.7
V. Securities available for sale	58.6	41.8
VI. Cash and cash equivalents	51,447.0	49,522.1
VII. Prepaid expenses	15,632.3	15,658.3
	1,005,028.0	**925,956.7**
Total assets	**1,715,564.9**	**1,580,701.4**
SHAREHOLDERS' EQUITY AND LIABILITIES		
A. Shareholders' equity		
I. Share capital	79,970.0	79,970.0
II. Capital reserves	264,596.6	264,596.6
III. Treasury shares	(26,083.5)	(23,677.2)
IV. Revenue reserves	330,423.1	271,282.4
V. Retained earnings[1]	(9,182.9)	27,572.3
	639,723.3	**619,744.1**
B. Minority interest	**7,402.0**	**6,387.7**
C. Non-current liabilities		
I. Interest-bearing debt	236,481.4	178,294.2
II. Deferred tax liabilities	43,632.2	45,226.4
III. Severance and pension provisions	201,472.4	201,892.5
IV. Other long-term provisions	18,102.7	17,750.9
V. Other long-term liabilities	307.2	2,099.7
	499,995.9	**445,263.7**
D. Current liabilities		
I. Accounts payable from trade	128,874.6	105,539.3
II. Payments on account	1,034.7	1,729.9
III. Short-term borrowings	130,274.9	134,863.5
IV. Current portion of interest-bearing debt	129,883.5	124,204.5
V. Short-term provisions	81,111.6	78,909.7
VI. Other short-term liabilities	92,659.9	59,355.7
VII. Prepaid income	4,604.5	4,703.3
	568,443.7	**509,305.9**
Total shareholders' equity and liabilities	**1,715,564.9**	**1,580,701.4**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 31/3.

CONSOLIDATED INCOME STATEMENT	**1-3/2004** in m€	**1-3/2003** in m€
Net sales	**416.4**	**362.0**
Cost of sales	(279.2)	(243.8)
Gross profit	**137.2**	**118.2**
Other operating income	6.5	6.6
Distribution expense	(73.8)	(65.2)
Administrative expense	(28.5)	(23.9)
Amortization of goodwill	(1.1)	(0.7)
Other operating expense	(8.9)	(8.1)
Earnings before interest and tax (EBIT)	**31.4**	**26.9**
Income/expense from shares and associated companies	0.0	0.0
Income/expense from securities	0.2	(0.5)
Interest expense (net)	(7.9)	(5.3)
Other financial result	0.0	0.0
Financial result	**(7.7)**	**(5.8)**
Earnings before tax and extraordinary charges (EBT)	**23.7**	**21.1**
Income tax expense	(8.3)	(7.4)
Net income before minority interest	**15.4**	**13.7**
Minority interest	(0.5)	(0.4)
Net income	**14.9**	**13.3**
Basic earnings per share (in €)	1.4	1.3
Diluted earnings per share (in €)	1.3	1.2
Average number of shares outstanding – basic	10,476,433	10,639,171
Average number of shares outstanding – diluted	11,000,000	11,000,000
Depreciation	19.0	17.7
Currency gains (losses)	(1.3)	(1.3)

CHANGES IN SHAREHOLDERS' EQUITY	**2004** in m€	**2003** in m€
Shareholders' equity as of 1/1	**619.7**	**609.0**
Net income	14.9	13.3
Translation reserve	8.0	(5.4)
Change in treasury shares	(2.6)	0.0
Other	(0.3)	1.7
Shareholders' equity as of 31/3	**639.7**	**618.6**

CONSOLIDATED STATEMENT OF CASH FLOWS	**2004** in m€	**2003** in m€
Cash and cash equivalents as of 1/1	**49.6**	**56.1**
Cash flow before capital changes	32.1	31.2
± Change in working capital	(18.8)	(0.8)
Cash flow from operating activities	13.3	30.4
Cash flow from investing activities	(74.2)	(6.5)
Cash flow from financing activities	62.8	(25.4)
Change in cash and cash equivalents	1.9	(1.5)
Cash and cash equivalents as of 31/3	**51.5**	**54.6**

Further information:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications Department
Randolf Fochler

Phone (+43-1) 798 69 01-707
Fax (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol: BDHHY
Bloomberg: BOEH AV
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB symbol: BUD
Reuters: BHLR.VI

three months of 2003. This division records roughly one-third of its sales in the Dollar-region or in markets whose currencies are closely linked to the Dollar. Opportunities for price increases in these countries are limited because this could weaken the competitive position of BÖHLER-UDDEHOLM products. Overall, the Precision Strip Division was only partly able to offset the sharp rise in raw material costs with price increases. Furthermore, the rule die steel segment recorded a substantial decline in demand. In contrast, order intake for strip steels for saws rose markedly over the first three months of 2003.

For the Special Forgings Division, the first quarter of 2004 was characterized by significantly higher demand. The business cycle for this division reached the turnaround point after a difficult year in 2003. Order intake rose by 87% over the comparable prior year period, supported by rising demand in both the aircraft and energy industries. Sales remained slightly below the 2003 level, primarily as a result of the unfavourable Euro-US Dollar exchange rate. This business unit records roughly 50% of its sales in the Dollar-region. First quarter earnings showed an improvement over the comparable prior year period. The quick implementation of cost savings programs in 2003 had a positive effect in the first three months of this year.

OUTLOOK.

For the second quarter of 2004, the Management Board of BÖHLER-UDDEHOLM AG expects a further improvement in the economic climate on key markets and solid demand in the Asian region. Price increases for BÖHLER-UDDEHOLM products will also have a positive effect on earnings. In addition, Villares Metals will be included in the consolidated financial statements of BÖHLER-UDDEHOLM for the first time in the second quarter of this year.

Measures are underway to integrate the Brazilian specialty steel producer into the BÖHLER-UDDEHOLM Group, and Villares Metal's new Management Board – consisting of Franz Struzl, Herwig Petschenig and Marcos Stuart – has already started work. The company is market leader in Latin America for tool steel, high-speed steel and valve steel, and will strengthen the Group's positions with respect to core products as well as in an important growth market.

For the first half of 2004, the management of BÖHLER-UDDEHOLM expects an improvement in sales and earnings over the prior year.

INCREASE IN DIVIDEND.

In accordance with a recommendation of the Management Board, the Annual General Meeting on 3 May 2004 approved an increase in the dividend from 2.30 € to 2.50 € per share. This represents a payout ratio of 47% and, compared to the stock price at year-end 2003, a dividend yield of 4.7%. Management has confirmed its goal to also maintain an attractive distribution ratio between 40 and 50% of net income in the future.

SEGMENT OVERVIEW

High Performance Metals	1-3/04	1-3/03	Change
Sales	289.1	267.5	8%
EBIT	20.9	19.9	5%
Order intake	206.8	176.1	17%
Order backlog	153.9	118.4	30%

Precision Strip	1-3/04	1-3/03	Change
Sales	39.0	42.8	(9%)
EBIT	6.8	7.9	(14%)
Order intake	42.8	43.9	(3%)
Order backlog	30.9	44.1	(30%)

Welding Consumables			
Sales	70.4	30.5	131%
EBIT	6.0	1.5	300%
Order intake	75.2	34.5	118%
Order backlog	29.9	12.5	139%

Special Forgings			
Sales	17.8	19.1	(7%)
EBIT	0.7	0.6	17%
Order intake	29.1	15.6	87%
Order backlog	86.6	90.3	(4%)

Other/Consolidation			
Sales	0.1	2.1	(95%)
EBIT	(3.0)	(3.0)	0%

Group			
Sales	416.4	362.0	15%
EBIT	31.4	26.9	17%
Order intake	353.9	270.1	31%
Order backlog	301.3	265.3	14%

STOCK MARKET INDICATORS

	1-3/2004 in €	1-3/2003 in €
Low	54.69	43.70
High	66.25	47.50
Price at 31/3	66.25	46.71
Market cap at 31/3 (in m€)	728.75	513.80

FINANCIAL CALENDAR 2004

Results 1-6/2004	1 September 2004
Results 1-9/2004	9 November 2004

SHARE PRICE PERFORMANCE (10/4/1995-31/3/2004)


€
90
80
70
60
50
40
1/1/96
1/1/97
1/1/98
1/1/99
1/1/00
1/1/01
1/1/02
1/1/03
1/1/04
— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed